Replacement of Representative Juristic-Person Director Date of events: 2013/04/01 Contents:

1.	Date of occurrence of the change: 2013/04/01

2.	Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3.	Name and resume of the replaced person: Jennifer Yuh-Jen Wu, Consultant, Ministry of Economic Affairs.

4.	Name and resume of the replacement: Mu-Piao Shih, Senior Executive Vice President of Chunghwa Telecom

Co., Ltd.

5.	Reason for the change: In accordance with the provisions set forth in Item 3, Article 27 of Company Act.

6.	Original term:2010/06/18 ~ 2013/06/17

7.	Effective date of the new appointment: 2013/04/01

8.	Any other matters that need to be specified: None